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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                       TANGRAM ENTERPRISE SOLUTIONS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                 875924 10 2
                                   (CUSIP)

                            John B. Wright, II, Esq.
                           800 the Safeguard Building
                              435 Devon Park Drive
                              Wayne, PA 19087-1945
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 1, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No. 875924 10 2
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(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

     Axial Technology Holding AG, a Swiss registered Company, ("Axial")
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
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(3)  SEC Use Only
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(4)  Source of Funds (See Instructions): PF
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)
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(6)  Citizenship or Place of Organization
     Switzerland
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Number of Shares    (7)  Sole Voting Power:  3,000,000
Beneficially        ------------------------------------------------------------
Owned               (8)  Shared Voting Power
by Each             ------------------------------------------------------------
Reporting           (9)  Sole Dispositive Power:  3,000,000
Person              ------------------------------------------------------------
With                (10) Shared Dispositive Power
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
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(13) Percent of Class Represented by Amount in Row (11): 18.2%
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(14) Type of Reporting Person (See Instructions)         CO



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Item 1. Security and Issuer

        This statement relates to the common stock (the "Common Stock") of Tangram Enterprise Solutions, Inc. (the "Company"). The Company's principal executive offices are located at 11000 Regency Parkway, Suite 401, Cary, North Carolina 27511.

Item 2. Identity and Background

1.      Axial

        (a) Name: Axial Technology Holding AG, a Swiss registered company;

        (b) Business Address: Blickensdorferstrasse 2, 6312 Steinhausen, Switzerland;

        (c) The corporation referred to in paragraph (a) above has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

        (d) The corporation referred to in paragraph (a) above was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

        (e) The corporation referred to in paragraph (a) above is organized under the laws of Switzerland.


2.      Directors of Axial

        (a)    Rudolf Schaller

               (i) Address: Albisstrasse 48, 6312 Steinhausen, Switzerland;

               (ii) Employment: Private Consultant. Albisstrasse 48, 6312 Steinhausen, Switzerland;

               (iii) Mr. Schaller has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

               (iv) Mr. Schaller was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (v) Mr. Schaller is a citizen of Switzerland.



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        (b)    Thomas Robert Brown

               (i) Address: Bahnhofstrasse 23, 6312 Steinhausen, Switzerland;

               (ii) Employment: Director of Companies;

               (iii) Mr. Brown has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

               (iv) Mr. Brown was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (v) Mr. Brown is a citizen of South Africa.

3.      Ultimate Parent Company

        (a) Name: Axiam Holding Limited, a South African company; ("Axiam");

        (b) Address: SAP Office Park, 1 Woodmead Drive, Sandton, South Africa;

        (c) The corporation referred to in paragraph (a) above has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

        (d) The corporation referred to in paragraph (a) above was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

        (e) The corporation referred to in paragraph (a) above was organized under the laws of South Africa.

4.      Axiam's Directors

        (a)    Charles Frank Turner

               (i) Address: Box 987, Parklands, 2121, South Africa

               (ii) Employment: Banker. 3rd Floor, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa.

               (iii) Mr. Turner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);




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               (iv) Mr. Turner was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (v) Mr. Turner is a citizen of South Africa

        (b)    Malesela David Clement Motlatla

               (i) Address: Box 5970, Pretoria, 0001, South Africa;

               (ii) Employment: Director. 1022 Pretorius Street, Hatfield, Pretoria, South Africa;

               (iii) Mr. Motlatla has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

               (iv) Mr. Motlatla was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (v) Mr. Motlatla is a citizen of South Africa.

        (c)    Benjamin van der Westhuizen

               (i) Address: Box 987, Parklands, 2121, South Africa;

               (ii) Employment: Banker. 3rd Floor, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa;

               (iii) Mr. van der Westhuizen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

               (iv) Mr. van der Westhuizen was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (v) Mr. van der Westhuizen is a citizen of South Africa.

        (d)    Clive Gregory Noland



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               (i) Address: Box 5642, Cap Town, 8000, South Africa;

               (ii) Employment. Businessman. Noland House, River, Park, Mowbray, 7700, South Africa;

               (iii) Mr. Noland has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

               (iv) Mr. Noland was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (v) Mr. Noland is a citizen of South Africa.

        (e)    Malcolm Hugh Lobban

               (i) Address: Box 987, Parklands, 2121, South Africa;

               (ii) Employment: Banker. 3rd Floor, 160 Jan Smuts Avenue, Rosebank, 2196, South Africa;

               (iii) Mr. Lobban has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

               (iv) Mr. Lobban was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (v) Mr. Lobban is a citizen of South Africa.

        (f)    Thomas Robert Brown

               (i) Address: Bahnhofstrasse 23, 6312 Steinhausen, Switzerland;

               (ii) Employment: Director of Companies. Bahnhofstrasse 23, 6312 Steinhausen, Switzerland;

               (iii) Mr. Brown has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

               (iv) Mr. Brown was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding

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was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (v) Mr. Brown is a citizen of South Africa.

        (g)    Chris Adriaan Otto

               (i) Address: Box 7403, Stellenbosch, 7599, South Africa;

               (ii) Employment: Businessman. 1st Floor, ou Kollege, 35 Kerk Street, Stellenbosch, 7600, South Africa;

               (iii) Mr. Otto has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

               (iv) Mr. Otto was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (v) Mr. Otto is a citizen of South Africa.

        (h)    Andrew John Hubbard

               (i) Address: Box 5642, Cape Town, 8000, South Africa;

               (ii) Businessman. Noland House, River Park, Mowbray, 7700, South Africa;

               (iii) Mr. Hubbard has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

               (iv) Mr. Hubbard was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (v) Mr. Hubbard is a citizen of South Africa.

Item 3. Source and Amount of Funds or Other Consideration

        The shares of Common Stock issued to Axial in consideration for certain assets of Axial bought by the Company.

Item 4. Purpose of Transaction



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        The purpose of the acquisition of the shares of Common Stock by Axial is consideration for the sale of certain assets owned by Axial to the Company. Such acquisition was not made for the purpose of acquiring control of the Company. Axial does not have any plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (a)-(c) and (e)-(j). Although, a director of Axial has become a director of the Company for as long as Axial (i) remains entitled to any earnout payment pursuant to the asset purchase agreement between the parties, or (ii) collectively holds shares, or possesses voting control, of the Common Stock of the Company constituting more than 10% of the issued and outstanding Common Stock of the Company.

Item 5. Interest in Securities of the Issuer.

        a.     Aggregate number of shares beneficially owned: 3,000,000

               Percentage: 18.2%. The percentages used herein and in the rest of
Item 5 are calculated based upon the 16,457,049 shares of Common Stock used and outstanding as of November 13, 2000, as reflected in the Company's Form 10-Q for the period ending September 30, 2000, filed on November 11, 2000.


        b.

               1. Sole power to vote or direct vote: 3,000,000

               2. Shared power to vote or direct vote: Not applicable

               3. Sole power to dispose of direct the disposition: 3,000,000

               4. Shared power to dispose or direct the disposition: Not
                  applicable

        c.     Not applicable.

        d.     Not applicable.

        e.     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The Company and Axial entered into an escrow agreement dated as of February 13, 2001 whereby the Company deposited into escrow the 3,000,000 shares of the Common Stock of the Company for the benefit of Axial ("Shares") acquired pursuant to the asset purchase agreement. During the term of the escrow agreement, the escrow agent will distribute all or a portion of the escrow fund, subject to various conditions, to Axial, Axial Investments and Trading Limited, Alexander Hutton, Inc., Patricia Benson, Sharon Slonecker, Julie Lesnewich, Dominique Zuni and Sandy Lopez.

        Each time that the Escrow Agent is authorized to distribute and transfer any portion of the Shares to Axial, five point five percent (5.5%) of such Shares to be distributed to Axial shall be set aside and transferred and distributed to Alexander Hutton, Inc., up to the maximum aggregate number of Shares totaling 150,000; provided, however, that notwithstanding the foregoing, Alexander Hutton, Inc. will receive five percent (5%) of any additional shares which

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are deposited in the escrow fund pursuant to the asset purchase agreement and which are subsequently authorized to be distributed and transferred to Axial pursuant to the terms of the escrow agreement.

        Each time that the escrow agent is authorized to distribute and transfer any portion of the Shares to Axial, forty-seven percent (47%) of such Shares to be distributed to Axial (after deducting the shares to be distributed to Alexander Hutton, Inc., as set forth above) shall be set aside and transferred and distributed to Axial Investments and Trading Limited up to the number of Shares totaling 1,190,650; provided, however, that notwithstanding the foregoing, Axial Investments and Trading Limited shall receive nineteen percent (19%) of any additional shares which are deposited in the escrow fund and which are subsequently authorized to be distributed and transferred to Axial (after deducting the shares to be distributed to Alexander Hutton, Inc., as set forth above) pursuant to the terms of the agreement. The parties agreed that Axial and Axial Investments and Trading Limited may vary the percentage payment to Axial Investments and Trading Limited set forth herein upon receipt by escrow agent of joint escrow instructions from Axial and Axial Investments and Trading Limited.

        The agreements made with Patricia Benson, Sharon Slonecker, Julie Lesnewich, Dominique Zuni and Sandy Lopez are described in their entirety and are attached hereto, and made a part hereof, as Exhibits 1-5.

        On the last day of the twenty-fourth (24) month period commencing on February 13, 2001, the balance of the escrow fund not yet distributed out of the escrow fund will be released to Axial, subject to the following sentence. Notwithstanding the foregoing, if the Company has a claim under the asset purchase agreement, such claim will be resolved by the escrow agent transferring back to the Company from the escrow fund such number of Shares that the escrow agent determines to be equal to the dollar amount of such claim.

        Other than the agreements discussed in this paragraph and attached as Exhibits 1-5 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

The following documents are filed herewith:


        Exhibit 1.    Agreement with Patricia Benson.
        Exhibit 2.    Agreement with Sharon Slonecker.
        Exhibit 3.    Agreement with Julie Lesnewich.
        Exhibit 4.    Agreement with Dominique Zuni.
        Exhibit 5.    Agreement with Sandy Lopez.
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Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 03/06/01

  By:   /s/ Jonathan S. Storper
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            Jonathan S. Storper, Esq





The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



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                                  EXHIBIT INDEX

        Exhibit 1.    Agreement with Patricia Benson.
        Exhibit 2.    Agreement with Sharon Slonecker.
        Exhibit 3.    Agreement with Julie Lesnewich.
        Exhibit 4.    Agreement with Dominique Zuni.
        Exhibit 5.    Agreement with Sandy Lopez.